PEAK POSITIONING TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Positioning Technologies Inc., on a consolidated basis, for the three and six-month periods ended June 30, 2020 (Fiscal 2020) and June 30, 2019 (Fiscal 2019).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Positioning Technologies Inc. and its subsidiary Peak Positioning Corporation on a consolidated basis. This MD&A is dated August 27, 2020 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2019. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Consolidated Financial Statements for the three and six-month ended June 30, 2020, and June 30, 2019, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as at August 27, 2020.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Peak (CSE: PKK) (OTCQB: PKKFD), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Operating Highlights for the Quarter

The second quarter picked up where the first quarter left off, with the expansion of the Lending Hub and the continuous increase in the number of transactions conducted on the platform. Three new banks, XiBei Rural Bank, Construction Bank of China and Ping An Bank, were added to the Hub thanks to loan broker and Jinxiaoer Service Centre Shanghai Li Ying Investment Management, which is an authorized reseller of the banks' credit products. By the end of Q2, the Company's Lending Hub ecosystem had over 50 banks and lending institutions from which small, medium and micro businesses could obtain loans and credit. Peak also expanded its services to the cities of Suzhou and Changzhou during the quarter, bringing the total number of cities in which the Company was operating to a total of six by the end of the quarter, which is double the number in which it operated in 2019.

As Peak plans to expand to many more cities and business verticals by the end of 2020, the Company spent time during the quarter consulting with experts to formulate a potential rapid geographic and business sector expansion plan to reach its objective of being present in at least 20 cities by the end of the year.

Although the focus in 2020 is to expand to other cities, Peak still has growth opportunities in the cities where its services are already established. The Company continued to work with government officials in the city of Jiangyin during the quarter to help distribute COVID-19 financial aid in the form of low-interest loans to the city's small and micro businesses and worked on the development of a government-backed Financial Centre to permanently help ensure that the city's businesses would have greater access to loans and credit. As of the date of this MD&A, 25 of the city's banks and lending institutions had signed up to be a part of the Jiangyin Financial Centre to extend loans and credit to the city's businesses based on AI and analytics provided by the Peak Lending Hub platform.

Perhaps the single most important event that took place in Q2 was the integration of the Jinxiaoer loan brokerage platform to the Lending Hub. This means that data from loan candidate leads submitted through Jinxiaoer now seamlessly flows to the Hub to be analyzed and potentially matched with the lending criteria of every bank and lending institution that is part of Lending Hub. That integration immediately began to pay dividends as it resulted in an uptick in transactions on the Hub during the quarter, including several transactions directly benefiting the Company's ASFC, ASCS and ASSC subsidiaries.

Business plan and outlook for 2020

Lending to small and micro businesses in China has long been seen as a risky proposition for the country's financial institutions. But Peak is in the process of changing all of that and is proving that analytics and AI can be used to help any lender lend safely to those too often neglected businesses. Peak's introduction of an ecosystem concept to commercial lending, bringing together lenders, borrowers and loan brokers based on AI and analytics, is making it much easier for small and micro businesses to have access to credit. In so doing, Peak is helping serve a virtually untapped market and has an opportunity to establish itself as an important player in that market before any real competition enters the space. Peak understands however that in order to capture this opportunity, it will need to quickly expand its service offering to as many cities as possible and take all the necessary measures to continuously add more lenders, brokers and borrowers to its Lending Hub ecosystem. That's why the Company believes that it should continue to invest into its expansion plan in 2020 in order to stake its claim as China's leading credit platform for the country's estimated more than 100M small and micro businesses. What this means concretely is that Peak will continue to leverage Jinxiaoer's relationships with loan brokerage companies across the country to convert some of them into Jinxiaoer service centres, invest in marketing and business development initiatives aimed at reaching new business verticals, invest in research and development to prepare for transactions on Lending Hub to be settled in China's upcoming digital currency, and work with special consultants and advisors when the need arises. Peak therefore expects to incur significant expenses and make substantial investments in 2020, but fully expects those expenses and investments made in 2020 to set the foundation for a software, AI and analytics company with exceptional growth and attractive profit margins for years to come.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

As for what shareholders can expect and be on the lookout for in 2020, first and foremost will be the periodical announcements of the expansion of the Company's services to new cities and new business verticals. As of the date of this MD&A, the Company's services were available in the cities of Wuxi, Jiangyin, Xi'An, Changzhou, Suzhou and Shanghai. Shareholders can expect the cities of Xuzhou, Lanzhou, Qingdao, Nanjing, Huzhou, Taiyuan, Hangzhou and Beijing among others to be added to that list in 2020. In addition to expanding to new cities, the Company has identified a number of business vertical expansion opportunities, including the possibility of devising an offering specifically for online retailers and wholesalers, that it plans to explore during the balance of the year.

From an operational standpoint, Peak will look to significantly reduce its outsourcing expenses as AST begins to assume some of the supply-chain related services being outsourced to third-parties and as the Company's credit facilitating services to the supply-chain become less dependent on those services.

The Company also plans to continue to address the market performance of its securities. After proceeding with a 10 to 1 consolidation of its common shares and successfully listing the shares on the OTC Market Group's OTCQB exchange to give greater and easier access to the common shares to US residents, the Company plans to launch an aggressive marketing and re-branding campaign to broaden its shareholder base and reach out to potential shareholders in the US, Europe and Asia. That campaign will include pursuing listing the Company's common shares on other exchanges in the US, in Europe and in Asia, rebranding the Company under the name "Peak Fintech Group" and the launch of a new website giving shareholders and prospective investors better visibility into the Company's Chinese operations.

Selected Quarterly Information

	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	Three months	Three months	Six months	Six months
Revenues	$7,263,504	$1,901,723	$11,212,899	$2,851,233
Expenses before finance costs, tax,	$7,087,391	$1,561,991	$11,218,118	$2,533,223
depreciation and amortization

EBITDA (1)	$176,113	$339,732	$(5,219)	$318,010
Expiration of deferred finance cost	$-	-	$353,377	-
Adjusted EBITDA (2)	$176,113	$339,732	$348,158	$318,010
Finance costs, tax, depreciation and amortization	$715,016	$635,719	$1,339,378	$1,182,776
Net loss	$(538,903)	$(295,987)	$(1,344,597)	$(864,766)
Net (loss) profit attributable to:
Non-controlling interest	$177,983	$209,628	$265,064	$323,016
Owners of the parent	$(716,866)	$(505,615)	$(1,609,661)	$(1,187,782)
Basic and diluted loss per share	$(0.001)	$(0.001)	$(0.002)	$(0.002)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Consolidated Financial Statements for the three-month ended June 30, 2020, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets, loss on extinction of debt, loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to net loss	Three-month periods ended			Six-month periods ended
	June 30, 2020	June 30, 2019		June 30,2020	June 30, 2019
Net loss for the period	$(538,903)	$(295,987)	$	(1,344,597)	$(864,766)
Add:
Income tax	$223,763	$156,213		$377,900	$266,143
Finance costs	$260,401	$256,430		$520,352	$487,968
Depreciation and amortization	$230,852	$223,076		$441,128	$428,666
EBITDA	$176,113	$339,732		$(5,219)	$318,010

	June 30, 2020	June 30, 2019
Total assets	$33,611,556	$27,297,417
Total Liabilities	$12,247,283	$9,196,965
Long-term liabilities	$318,699	$651,209
Total Equity	$21,364,273	$18,100 453
To Non-controlling interest	$10,875,734	$9,890,891
To Owners of parent	$10,488,539	$8,209,560

Results of Operations

Revenue for the three months ended June 30, 2020

The Company generated $7,263,504 in revenue during the three-month period ended June 30, 2020, compared to $1,901,723 for the same period in 2019. The considerable increase in revenue is largely attributed to new service offerings in the second quarter of 2020 compared to the same quarter in 2019 from the Company's ASSC subsidiary. ASSC generated $5,971,298 of revenue in the second quarter of 2020 from credit analysis services and various financial and logistics services specifically catered to supply-chain participants. This is comparable to $376,316 in ASSC revenue for the same period in 2019.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

ASFC generated $828,042 in revenue for the second quarter of 2020, compared to $870,605 for the same period in fiscal 2019, which came in the form of interest earned on loans extended to Chinese small and medium-sized business owners. The average loan balance in Q2-2020 of $121,366 was 16.3% lower than the average loan balance in Q2-2019 following market slow down from the COVID-19 pandemic. The loans yielded an effective average annual interest rate of 15.5% in the second quarter of 2020, compared to 17.3% for the same period in fiscal 2019. Loan mix type results in a lower average interest ate on loan in Q2-2020 compare the same period in 2019. The average maturity of ASFC's loans was 16.4 months during the 3-month period ended June 30, 2020, compared to 16.1 months for the same period in 2019.

ASCS' revenue in the second quarter of 2020 was $243,729 compared to $442,568 for the same period in 2019. In addition to the pandemic effect in 2020, ASCS' revenue in Q2 2019 was higher than in Q2 2020 following an adjustment in the timing of revenue recognition.

Revenue for Six Months Ended June 30, 2020

On a cumulative basis, the Company generated $11,212,899 in revenue during the first half of 2020, compared to $2,851,233 for the same period in 2018. Whereas the near totality of the Company's revenue in the first six months of 2019 was generated by ASFC and ASCS, four operating subsidiaries contributed to the Company's revenue during the first six months of 2020, including the newly created subsidiaries ASSC at the end of Q2 2019 who generate $8,599,485 in the first six months of 2020.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	June 30, 2020 (3 months)	June 30, 2019 (3 months)	June 30, 2020 (6 months)	June 30, 2019 (6 months)
	$	$	$	$
Outsourcing services	5,422,993	-	7,527,143	-
Salaries and fringe benefits	389,120	429,614	712,930	831,640
Service fees	138,831	384,399	270,463	411,834
Board remuneration	12,774	17,589	22,343	34,383
Royalty	26,028	-	56,901	-
Consulting fees	527,285	139,168	853,001	253,869
Management fees	17,987	39,482	39,532	75,388
Expected credit loss	254,080	32,576	615,605	37,043
Administrative and indirect costs	1,717	88,841	237,828	147,941
Professional fees	130,133	35,731	186,535	138,724
Public relations and press releases	27,800	35,595	51,904	254,125
Office supplies, software and utilities	49,517	71,589	102,311	38,371

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Lease expenses	11,571	11,665	23,104	17,025
Depreciation of right-of use- assets	126,245	120,715	232,998	-
Insurance	10,489	8,039	21,778	9,881
Finance costs (1)	260,401	256,430	520,352	487,968
Translation & Other	5,587	8,471	13,937	27,010
Travel and entertainment	35,424	98,837	82,257	204,061
Stock exchange and transfer agent costs	25,338	19,008	36,116	26,246
Depreciation of property and equipment	21,785	10,147	43,154	19,536
Expiration of deferred finance cost	-	-	353,377
Amortization of intangible assets and financing cost	82,475	212,929	164,280	409,130
Loss (gain) on foreign exchange	716	20,672	11,052	20,045
Total expenses before income tax	7,578,644	2,041,497	12,179,597	3,449,856

Expenses for the Three-Month Ended June 30, 2020

Outsourcing service costs of $5,422,993 in the second quarter of 2020 (compared to none in the second quarter of 2019) relate to the outsourcing of supply-chain-related services that ASSC is not yet in a position to provide on its own. They include logistics services (transportation and warehousing) related to material purchased by ASSC clients on credit, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $389,120 for the three-month period ended June 30, 2020 ($429,614 for the same period in 2019). Except for the Company's CEO, CFO and the Vice- President, international operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The decrease in salary expense for the period is attributed to the reduction of the workforce in China, especially for ASFC, were some sales function was strategically outsourcing to reduce recurring cost. The share-based remuneration is included within this caption, which amounted to $44,461 in the second quarter of 2020 compared to $47,509 in the same period of 2019.

Service fees related to consulting and business development services provided to the Company's ASFC, ASSC and ASCS subsidiaries by third-party companies amounted to $138,831 for the three- month period ended June 30, 2020, compared to $384,399 for the corresponding period of 2019. The decrease is attributable to the fact that there was a one-time service fee expense for the newly created ASSC subsidiaries in 2019 with no correspondence of such expense in the second quarter of 2020.

Royalty expenses of $26,078 for the second quarter of 2020 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expense is calculated on revenue primarily generated by ASDS. There was no such expense in the corresponding period of 2019.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Board remuneration refers to share-based remuneration received by members of the Company's board of directors and amounted to $12,774 in the second quarter of 2020 compared to $17,589 for the same period in 2019.

Consulting fees totalling $527,285 incurred during the three-month period ended June 30, 2020 ($139,168 for the same period in 2019), mainly relate to corporate strategic financing consulting. The majority of consulting expenses was paid through the issuance of Company shares. Share- based remuneration received by consultants amounted to $14,785 in the second quarter of 2020 compared to $9,779 for the same period of fiscal 2019.

Management fees of $17,987 for the three-month period ended June 30, 2020, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $39,482 for the same period in 2019). The share-based portion of the management fees amounted to $6,269 in the second quarter of fiscal 2020 compared to $15,148 for the same period of 2019.

Administrative and indirect costs of $1,717 in the second quarter of 2020 (compared to $88,841 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China. ASFC incurred almost no such expense in the second quarter of 2020.

Depreciation of right-of use assets of $126,245 in the second period of fiscal 2020 (compared to $120,715 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $213,482 for the three-month period ended June 30, 2020, compared to $227,790 for the same period in 2019. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC representing $44,099 in the second period of fiscal 2020 compared to $14,185 in the corresponding period of fiscal 2019.

Expected credit loss of $254,080 for the three-month period ended June 30, 2020 ($32,576 for the same period in fiscal 2019) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 6 of the Company's Unaudited Consolidated Financial Statements for the year ended March 31, 2020. The increase is attributed to Covid-19 pandemic expected effect on payment delay by borrowers in the first period. Management is of the opinion that payment terms will return to the previous pandemic situation before year-end. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of June 30, 2020.

Travel and entertainment expenses amounted to $35,424 in the second period of fiscal 2020 compared to $98,837 for the same period in 2019. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China. It is to be noted that the Covid-19 Pandemic situation restrain Canadian management travel in China as planned.

Amortization of intangible assets amounted to $82,475 for the three-month period ended June 30, 2020, compared to $203,774 for the same period in 2019. This decrease is due to the modification in the amortization period of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in the first period of fiscal 2020 ($Nil in the corresponding period of 2019) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, that will expire on June 14, 2020. The amount of deferred financing cost of 353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

The Company reported a currency translation adjustment loss of $809,770 for the three-month ended June 30, 2020 (compared to a loss of $518,817 for the same period in 2019) reflecting the depreciation of the Chinese Renminbi against the Canadian Dollar during the period. This adjustment represents a theoretical loss that would only be realized in the event of a material transaction involving the underlying assets to which the loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Expenses for the Six-Month Ended June 30, 2020

Outsourcing service costs of $7,527,143 for the first half of 2020 (compared to none for the same period in 2019) relate to the outsourcing of supply-chain-related services that ASSC is not yet in a position to provide on its own. They include logistics services (transportation and warehousing) related to material purchased by ASSC clients on credit, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $712,930 for the six-month period ended June 30, 2020 ($831,640 for the same period in 2019). Except for the Company's CEO, CFO and the Vice- President, international operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The decrease in salary expense for the period is attributed to the reduction of the workforce in China, especially for ASFC, were some sales function was strategically outsourcing to reduce recurring cost. The share-based remuneration is included within this caption, which amounted to $78,269 in the first semestral of 2020 compared to $88,424 in the same period of 2019.

Service fees related to consulting and business development services provided to the Company's ASFC, ASSC and ASCS subsidiaries by third-party companies amounted to $270,463 for the six- month period ended June 30, 2020, compared to $411,834 for the corresponding period of 2019. The decrease is attributable to the fact that there was a one-time service fee expense for the newly created ASSC subsidiaries in 2019 with no correspondence of such expense in the second quarter of 2020.

Royalty expenses of $56,901 for the first six months of 2020 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expense is calculated on revenue primarily generated by ASDS. There was no such expense in the corresponding period of 2019.

Board remuneration refers and is limited to share-based remuneration received by members of the Company's board of directors and amounted to $22,343 in the first two quarters of 2020 compared to $34,383 for the same period in 2019.

Consulting fees totalling $853,001 incurred during the six-month period ended June 30, 2020 ($253,869 for the same period in 2019), mainly relate to corporate strategic financing consulting. The majority of consulting expenses was paid through the issuance of Company shares. Share- based remuneration received by consultants amounted to $33,289 in the first two quarters of 2020 compared to $9,779 for the same period of fiscal 2019.

Management fees of $39,582 for the six-month period ended June 30, 2020, relates to services rendered to the Company in Canada and to its subsidiaries in China (compared to $75,388 for the same period in 2019). The share-based portion of the management fees amounted to $13,588 in the first half of fiscal 2020 compared to $30,534 for the same period of 2019.

Administrative and indirect costs of $237,828 in the first half of fiscal 2020 (compared to $147,941 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China. ASFC incurred nonrecurring support expense in the first quarter of 2020.

Depreciation of right-of use assets of $232,998 in the first six months of fiscal 2020 (compared to $173,506 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $420,053 for the six-month period ended June 30, 2020, compared to $435,531 for the same period in 2019. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC representing $91,453 in the first six months of fiscal 2020 compared to $30,111 in the corresponding period of fiscal 2019.

Expected credit loss of $615,605 for the six-month period ended June 30, 2020 ($37,043 for the same period in fiscal 2019) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 6 of the Company's Unaudited Consolidated Financial Statements for the year ended March 31, 2020. The increase is attributed to Covid-19 pandemic expected effect on payment delay by borrowers in the first period. Management is in the opinion that payment terms will return to the previous pandemic situation before year-end. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of June 30, 2020.

Travel and entertainment expenses amounted to $82,257 in the second period of fiscal 2020 compared to $204,061 for the same period in 2019. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China. It is to be noted that the Covid-19 Pandemic situation restrain Canadian management travel in China as planned.

Amortization of intangible assets amounted to $164,280 for the six-month period ended June 30, 2020, compared to $390,921 for the same period in 2019. This decrease is due to the modification in the amortization period of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in the first period of fiscal 2020 ($Nil in the corresponding period of 2019) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, that will expire on June 14, 2020. The amount of deferred financing cost of 353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

The Company reported a currency translation adjustment gain of $454,451 for the six-month ended June 30, 2020 (compared to a loss of $444,610 for the same period in 2019) reflecting the variation of the Chinese renminbi against the Canadian dollar during the period. This adjustment represents a theoretical gain or loss that would only be realized in the event of a material transaction involving the underlying assets to which the loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Net Results.

The Company incurred a net loss of $538,903 in the second period of fiscal 2020 (compared to a net loss of $295,987 in the corresponding period of 2019). For the six-month period ending June 30, 2020, the Company incurred a net loss of $1,344,597 compared to a net loss of $864,766 for the corresponding period of 2019.

Summary of Quarterly Results

	June 30, 2020	June 30, 2019	March 31, 2020	March 31, 2019
	Three months	Three months	Three months	Three months
Revenues	$7,263,504	$1,901,723	$3,949,395	$949,511
Expenses (1)	$7,802,407	$2,197,710	$4,755,090	$1,518,290
Net Loss	$(538,903)	$(295,987)	$(805,695)	$(568,779)
Net (loss) profit attributable to:
Non-controlling interest	$177,983	$209,628	$87,081	$113,388
Owners of the parent	$(716,887)	$(505,615)	$(892,776)	$(682,167)
Earnings per Share (2)	$(0.001)	$(0.001)	$(0.001)	$(0.001)

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

	December 31, 2019	December 31, 2018	September 30, 2019	September 30, 2018
	Three months	Three months	Three months	Three months
Revenues	$4,357,467	$742,038	$4,499,953	$709,739
Expenses (1)	$4,545,745	$1,697,596	$5,277,269	$1,335,436
Net Loss	$(188,279)	$(955,559)	$(777,316)	$(625,698)
Net (loss) profit attributable to:
Non-controlling interest	$390,038	$24,705	$165,756	$144,324
Owners of the parent	$(578,318)	$(980,263)	$(943,073)	$(770,022)
Earnings per Share (2)	$(0.001)	$(0.001)	$(0.001)	$(0.001)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of August 27, 2020, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $4,970,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing activities before share consolidation of July 28, 2020

On January 15, 2020, the Company closed a private placement financing consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non-secured debenture and 200,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.08 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

From January 1, 2020, to July 27, 2020, the Company issued 18,400,000 common shares to settle $515,000 of debt related to consulting services received by the Company.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

In February 2020, the Company closed a private placement financing consisting in the sale of 14,400,000 units (a "Unit") at a price of $0.04 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 24 months from the date of issuance.

In April 2020, the Company closed a private placement financing consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

On May 29, 2020, the Company closed brokered private placement financing consisting in the sales of 400 units of corporate bonds and warrants at a price of $1,000 per unit for gross proceeds of $400,000. Each unit consists of $1,000 secured corporate bonds and 200 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 36 months from the date of issuance. The bonds will be redeemable on May 29, 2023, and bear interest at 10% per annum. Each holder has a right at the end of the initial maturity date to extend for an additional 12 months and for an additional 12 months at the end of the 12-month extension for another 12 months. Should a holder elect to extend their bonds and the Company elect to redeem the bonds, the Company will pay 105% of the face value of the bonds.

Financing activities after share consolidation of July 28, 2020

From July 28, 2020, to August 27, 2020, the Company issued 820,813 common shares to settle $173,744 of debt related to consulting services received by the Company.

On August 21, 2020, the Company closed a private placement financing consisting of the sale of 17,595,000 units (a "Unit") at a price of $0.20 per Unit for gross proceeds of $3,519,000. Each unit consists of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.25 each for a period of 24 months from the date of issuance.

Capital Stock

The Company's capital stock as of June 30, 2020, was $25,635,525 compared to $24,234,623 as of December 31, 2019. The variation is explained by the common shares issued in connection with private placement financings for net proceeds of $587,000, common shares issued in lieu of cash payments totalling $360,000 and common shares issued as a result of the conversion of debentures of total face value of $500,000.

Common Shares

As of August 27, 2020, the Company had 81,310,026 common shares outstanding after a 10 for 1 consolidation of shares on July 28, 2020. The following table summarizes the changes in shares outstanding from January 1, 2011, until August 27, 2020.

Date	Description	Number	Cumulative number
Dec 31, 2010	Outstanding as of December 31, 2010	10,000,000	10,000,000
February 8, 2011	Acquisition of Peak Corp	30,000,000	40,000,000
2011	Issuance 2011	27,481,335	67,481,335
2012	Issuance 2012	11,325,800	78,807,135
2013	Issuance 2013	9,831,834	88,638,969
2014	Issuance 2014	43,747,920	132,386,889
2015	Issuance 2015	60,212,625	192,599,514
2016	Issuance 2016	227,319,050	419,918,564
2017	Issuance 2017	209,740,491	629,659,055

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

2018	Issuance 2018	45,483,080	675,142,135
January 2019	Shares for debt	700,000	675,842,135
May 2019	Shares for debt	1,800,000	677,642,135
July 2019	Private placement	1,400,000	679,042,135
August 2019	Shares for debt	900,000	679,942,135
August 2019	Private placement	22,800,000	702,742,135
September 2019	Conversion of Debenture	10,000,000	712,742,135
September 2019	Shares for debt	800,000	713,542,135
October 2019	Shares for debt	1,250,000	714,792,135
November 2019	Surrender of Debenture	5,400,000	720,192,135
December 2019	Shares for debt	400,000	720,592,135
January 2020	Shares for debt	2,750,000	723,342,135
January 2020	Surrender of Debenture	2,000,000	725,342,135
February 2020	Shares for debt	3,000,000	728,342,135
February 2020	Private placement	14,400,000	742,742,135
February 2020	Surrender of Debenture	2,000,000	744,742,135
March 2020	Surrender of Debenture	4,000,000	748,742,135
April 2020	Private placement	3,000,000	751,742,135
April 2020	Shares for debt	2,400,000	754,142,135
May 2020	Surrender of Debenture	2,000,000	756,142,135
June 2020	Shares for debt	2,500,000	758,642,135
July 2020	Shares for debt	7,750,000	766,392,135
July 2020	Private placement	38,500,000	804,892,135
July 28, 2020	Consolidation of shares 10:1		80,489,214
July 2020	Shares for debt	725,000	81,214,214
August 2020	Shares for debt	95,813	81,310,026

Share Purchase Options

As of August 27, 2020, the Company had 6,733,500 common share purchase options outstanding. The following table summarizes the options outstanding as of August 27, 2020.

Date of grant	Optionee	Number	Exercise Price	Expiration
November 2015	Employees	2,000,000	$0.05	November 2020
November 2015	Board members	600,000	$0.05	November 2020
December 2015	Consultant	2,500,000	$0.05	December 2020
May 2016	Consultant	150,000	$0.05	May 2021
July 2016	Board members and officers	10,500,000	$0.085	July 2021
June 2017	Consultant	350,000	$0.105	June 2022
June 2017	Board members and officers	7,450,000	$.105	June 2022
November 2017	Officer	375,000	$0.055	November 2022

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

December 2017	Board members and officers	3,425,000	$0.08	December 2022
April 2018	Employee	100,000	$0.05	April 2023
June 2018	Board members and officers	7,175,000	$0.05	June 2023
June 2018	Consultants	100,000	$0.05	June 2023
February 2019	Officer	750,000	$0.05	November 2023
May 2019	Consultant	1,000,000	$0.05	May 2024
May 2019	Board members, officers and employees	8,950,000	$0.05	May 2024
September 2019	Employee	200,000	$0.05	September 2024
November 2019	Consultant	100,000	$0.05	November 2024
November 2019	Consultant	1,000,000	$0.055	November 2024
November 2019	Employee	500,000	$0.05	November 2024
June 2020	Board members, consultant, officers and employees	15,110,000	$0.05	June 2025
Total Outstanding	Before consolidation	62,335,000		July 28, 2020
Total Outstanding	After 10:1 consolidation	6,233,500		July 28, 2020
August 2020	Board member	500,000	$0.225	August 2025
	Total outstanding	6,733,500

Share Purchase Warrants

As of August 27, 2020, the Company had 22,904,500 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of August 27, 2020:

Date	Description	Number	Exercise Price	Expiration
June 2016	Warrants issued to subscribers in connection with private placement	199,000,000	$ 0.050	June 2018
Fiscal year 2017	Exercise of Warrants	(1,000,000)	$ 0.050	N/A
December 2017	Transfer to debenture holders and extension	(198,000,000)	$ 0.050	N/A

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

March 2017	Warrants issued to subscribers in connection with private placement	1,640,359	$ 0.200	March 2019
June 2017	Warrants issued to subscribers in connection with private placement	14,000,000	$ 0.120	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	3,333,333	$ 0.061	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	5,800,000	$0.0567	June 2022
December 2017	Warrants transferred to debenture holders	191,000,000	$ 0.050	December 2019
December 2017	Extension of warrants	7,000,000	$ 0.050	December 2019
December 2017	Warrants issued to debenture holders	49,000,000	$ 0.050	December 2019
December 2017	Exercise of warrants to surrender the debentures	(127,000,000)	$ 0.050	N/A
January 2018	Exercise of warrants to surrender the debentures	(20,000,000)	$ 0.050	N/A
April 2018	Exercise of warrants to surrender the debentures	(1,000,000)	$ 0.050	N/A
May 2018	Warrants issued to subscribers in connection with private placement	2,900,000	$ 0.050	May 2020
June 2018	Exercise of warrants to surrender the debentures	(10,000,000)	$ 0.050	N/A
August 2018	Exercise of warrants to surrender the debentures	(5,000,000)	$ 0.050	N/A
December 2018	Warrants issued to subscribers in connection with private placement	510,000	$0.100	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	210,000	$ 0.050	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	3,866,667	$ 0.050	June 2022
March 2019	Expiration of March 2017 issuance	(1,640,359)	$ 0.200	N/A
April 2019	Warrants issued to subscribers in connection with private placement	5,600,000	$ 0.050	April 2021
April 2019	Warrants issued to subscribers in connection with private placement	75,000	$ 0.050	April 2021
July 2019	Warrants issued to subscribers in connection with private placement	1,400,000	$ 0.080	July 2021
August 2019	Warrants issued to subscribers in connection with private placement	11,400,000	$ 0.050	August 2020

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

December 2019	Exercise of warrants to surrender the debentures	(6,200,000)	$0.050	N/A
December 2019	Expiration of December 2017 issuance	(77,800,000)	$0.050	N/A
December 2019	Extension of warrants	70,800,000	$0.050	December 2020
December 2019	Additional warrants with Extension	70,800,000	$0.080	December 2021
January 2020	Warrants issued to subscribers in connection with private placement	3,200,000	$0.080	January 2022
January 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
February 2020	Warrants issued to subscribers in connection with private placement	7,200,000	$0.100	February 2022
February 2020	Warrants issued to consultant in connection with private placement	1,500,000	$0.050	February 2022
February 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
March 2020	Exercise of warrants to surrender the debentures	(4,000,000)	$0.050	N/A
May 2020	Expiration of May 2018 issuance	(2,900,000)	$0.050	N/A
May 2020	Warrants issued to subscribers in connection with private placement	80,000	$0.100	May 2023
May 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
May 2020	Warrants issued to brokers in connection with private placement	570,000	$0.050	May 2023
July 2020	Warrants issued to subscribers in connection with private placement	38,500,000	$0.0250	July 2022
July 2020	Warrants issued to brokers in connection with private placement	200,000	$0.025	July 2022
Total	Before 10 for 1 consolidation	229,045,000
Total	After 10 for 1 consolidation	22,904,500

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 19 of the Company's Unaudited Consolidated Financial Statements for the six months period ending June 30, 2020, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of August 27, 2020, the Company had debentures outstanding as described in the Note 12 of the Unaudited Consolidated Financial Statements for the six-month period ended June 30, 2020.

Escrowed shares

As of August 27, 2020, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $97,017 in the second quarter of fiscal 2020 compared to $96,249 for the same period in fiscal 2019. During the first two quarters of fiscal 2020, salaries paid to officers and directors amounted to $193,203 compared to $191,667 for the same period in fiscal 2019.

During the three-month period ended June 30, 2020, share-based payments associated with salaries, board members and management fees amounted to $60,933 compared to $79,422 for the same period of 2019. The share-based remuneration for the six-month period ended June 30, 2020, amounted to $109,555 compared to $152,121 for the same period last year.

During the period ended June 30, 2020, the Company do not incurred any management fees as remuneration to a company held by a director (three-month period ended June 30, 2019: $12,575). The management fees for the six-month period ended June 30, 2020, amount to $2,675 (Six-month period ended June 30, 2018: $20,900).

During the three-month period ended June 30, 2020, the company incurred interest expense on debentures from officers of $200 (three-month period ended June 30, 2019: $348). For the six- month period ended June 30, 2020, interest expense on debentures from officers amounted to $400 (six-month period ended June 30, 2019: $548).

During the three-month and six-months period ended June 30, 2020, the Company incurred $26,028 and 56,901 respectively of royalty expense for the usage of the Cubeler software, compared to nil for the same period of 2019. Also, during the three-month period ended June 30, 2020, net advances to the same related company, Cubeler Inc., decrease from $30,744 to $15,582. The advance is payable back to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During the first 6 months period of fiscal 2020, interest was billed to the debtor for an amount of $1,725. As of August 27, 2020, the Company elected not to put in place the hypothec considering the low value remaining of the advance.

As at both June 30, 2020 and August 27, 2020, an advance of $308,480 from a senior officer to a subsidiary, with no interest payable, was still outstanding.

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of August 27, 2020, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2019. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2019.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the Company's short-term performance.

Foreign Jurisdiction Risks

Peak Positioning Technologies Inc. - MD&A, June 30, 2020

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent month thanks to a global decline in the proliferation of the virus, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

August 27, 2020

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Positioning Technologies Inc. - MD&A, June 30, 2020